Mail Stop 4561

November 30, 2005

James Parke
Vice Chairman and Chief Financial Officer
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, Connecticut 06927

       RE: General Electric Capital Services, Inc.
                Form 10-K/A for Fiscal Year Ended December 31, 2004
                Filed May 6, 2005
                File No. 0-14804

Dear Mr. Parke,

       We have reviewed your filing and have the following comments. These comments are in addition to our letter dated November 16, 2005. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2004 Form 10-K/A

We note recent discussions in the press regarding your plans to sell your insurance subsidiary to Swiss Reinsurance Company (Swiss Re) and the Form 8-K dated November 18, 2005 and filed on November 25, 2005. According to the press coverage we have seen, we understand that a condition of the sale by Swiss Re is that you increase your insurance reserves by $3.4 billion dollars. Further it appears these additional reserves may be related to periods prior to 2001. Based on this information, we have the following comments:

1.   Please provide us copies of the relevant sections of the agreement with Swiss Re covering the adjustment to your insurance reserves.

2.   Please tell us how you have considered the effect of the potential adjustment to your insurance reserves on your financial statements filed with the Commission.

3.   The Form 8-K reports an anticipated loss on the sale of these operations of $3 billion after tax. Please tell us how you determined this amount and how it reflects the goodwill write-down and the charge to your insurance reserves. A tabular presentation of this information and supporting narrative would be helpful.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

                                                Sincerely,

                                                Paul Cline
                                                Senior Accountant